March 26, 2009
Stephen Krikorian
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Krikorian:
     This letter responds to the comments of your latest letter dated March 25, 2009 relating to Local.com Corporation (the “Company”). We have reproduced below in bold font each of your comments set forth in your letter of March 25, 2009, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of March 25, 2009. Following the filing of this letter and a telephone conversation with the Staff, the Company will file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 on Form 10-K/A (the “Amendment to Annual Report”) and amendments to its Form 10-Q’s for the fiscal quarters ending March 31, 2008, June 30, 2008, and September 30, 2008 on Form 10-Q/A’s (collectively, the “Amendments to Quarterly Reports,” and together with the Amendment to Annual Report, the “Amendments”).
Form 10-K for the Fiscal Year Ended December 31, 2007
Facing Page
1.	We note your response to our prior comment number 2, that you have determined that you are a smaller reporting company. If, in future filings, you continue to meet the criteria of a smaller reporting company, indicate this on the facing page of your filing, rather than indicating you are a non-accelerated filer.
     The Company will indicate that it is a smaller reporting company on the facing page of its future filings, rather than indicating that it is a non-accelerated filer, so long as the Company continues to be a smaller reporting company under the criteria set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Mr. Stephen Krikorian
March 26, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 27
2.	We have reviewed your response to our prior comment number 3. In future filings, include more of the information provided in your response in your liquidity and capital resources discussion.
     In future filings, the Company will include more of the information provided in our response, as applicable, in our discussion of liquidity and capital resources.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 31
3.	We repeat our prior comment number 4 to amend your Form 10-K to provide the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Also amend your Form l0-Q’s for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 to provide the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures for each of the quarters noted above.
     Each of the Amendments will disclose the conclusions reached by our chief executive officer and our chief financial officer on the effectiveness of our disclosure controls and procedures for the period to which such Amendment applies.

Mr. Stephen Krikorian
March 26, 2009

4.	We note your response to our prior comment number 4. The definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) under the Exchange Act includes controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file is reported within the time periods specified. Given that Item 307 of Regulation S-K required you to disclose in your annual report the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures, and given that your annual report did not contain this required disclosure, please provide a significantly more detailed legal analysis as to how you were nevertheless able to conclude that your disclosure controls and procedures were effective. Rule 13a-15(e) does not draw a distinction between disclosures which relate directly to the operational features of your underlying business and other types of required disclosures. Furthermore, the fact that your management in fact reached a conclusion regarding the effectiveness of your disclosure controls and procedures does not satisfy the applicable reporting requirement.
     It is not our position that the Company satisfied its disclosure requirements with respect to Item 307 of Regulation S-K. Consequently, the Amendments include the disclosure required by Item 307 of Regulation S-K that were omitted from our previous filings.
     Our disclosure controls and procedures are designed to provide reasonable assurance that our disclosure controls and procedures were effective. No matter how well designed and operated, disclosure controls and procedures can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
     The omission of the conclusions reached by our chief executive officer and our chief financial officer on the effectiveness of our disclosure controls and procedures in our previous filings was a result of a drafting error that was not brought to light during the review of our reports or during our chief executive officer and our chief financial officer’s evaluation of our disclosure controls and procedures. Our chief executive officer and chief financial officer were not aware of the omission when they initially concluded that our disclosure controls and procedures were effective at the reasonable assurance level. Regardless of the omission that was not brought to light, such officers’ evaluation of our disclosure controls and procedures showed that our desired disclosure control objectives, including a finding that, at a reasonable assurance level, all material information is being identified and reported to our chief executive officer and chief financial officer on a timely basis, material information is disclosed on a timely basis through the appropriate filings, and our filings are complete, accurate, consistent and timely. In retrospect, as of the date of this letter, our executive officer and chief financial officer believe that the omission of their conclusion regarding the effectiveness of our disclosure controls and procedures does not impact their conclusion that our disclosure controls and procedures were effective at the reasonable assurance level because they believe that a single omission that was

Mr. Stephen Krikorian
March 26, 2009

overlooked falls within the parameters of “reasonable assurance.” Therefore, our chief executive officer and chief financial officer are nevertheless able to conclude that our disclosure controls and procedures were effective as of the end of the periods covered by our reports in question.
5.	We repeat our prior comment number 5 to include your revised language for the specific disclosure that the disclosure controls and procedures were effective at the reasonable assurance level in your amendment.
     The Amendments will include specific disclosure that our disclosure controls and procedures were effective at the reasonable assurance level.
Consolidated Statements of Operations. page F-4
6.	We have reviewed your response to our prior comment number 6. In consideration that you define traffic acquisition costs (TAC) differently than other companies in your industry, please expand your disclosures under your traffic acquisition cost policy in Footnote 1 to incorporate similar information provided in your response to explain why TAC is treated as an advertising expenditure.
     Each of the Amendments will include expanded disclosure under the traffic acquisition cost policy in Footnote 1 to explain why traffic acquisition costs are treated as an advertising expenditure.
Notes to Consolidated Financial Statements
1. Nature of operations and summary of significant accounting, policies
Revenue recognition, page F-10
7.	We note your response to our prior comment number 9. Based on your response, it appears that you make a determination of whether to recognize revenue either on a gross or net basis as it relates to your bid price. As such, it continues to appear that EITF 99-19 applies to your revenue recognition. Explain to us in further detail how you determined that EITF 99-19 is not applicable to you or disclose in future filings your considerations of EITF 99-19 for your revenue recognition.
     The Company will disclose its considerations of EITF 99-19 for its revenue recognition in future filings.

Mr. Stephen Krikorian
March 26, 2009

8.	We have reviewed your response to our prior comment number 11. In light of your disclosures in your filing, particularly on page 4, it appears appropriate to disclose to your readers your revenue recognition policy for your licensing revenue. For example, expand your policy to include the last sentence of your response.
     The Company will disclose its revenue recognition policy for its licensing revenues in each of the Amendments.
     In connection with the Company’s Form 10-K for the fiscal year ended December 31, 2007 and subsequent Form 10-Q’s, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing is responsive to the comments contained in your letter dated March 25, 2009. If you have any questions, please call me at (949) 789-5214.
LOCAL.COM CORPORATION
/s/ Brenda Agius
Brenda Agius
Chief Financial Officer